================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                Amendment No. 1

                                       To


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               BROOKE CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                    KANSAS                               48-1009756
        (STATE OR OTHER JURISDICTION OF      (IRS EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

            10895 GRANDVIEW DRIVE, SUITE 250, OVERLAND PARK, KS 66210
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                    ISSUER'S TELEPHONE NUMBER: (913) 661-0123


              SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b)
                                  OF THE ACT:

                                      NONE

               SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF
                                    THE ACT:

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE

================================================================================

                                TABLE OF CONTENTS



FORWARD-LOOKING STATEMENTS.........................................................1
PART I.............................................................................2
         ITEM 1  DESCRIPTION OF BUSINESS...........................................2
         ITEM 2  DESCRIPTION OF PROPERTY..........................................10
         ITEM 3  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES..........11
         ITEM 4  REMUNERATION OF DIRECTORS AND OFFICERS...........................12
         ITEM 5  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
         SECURITYHOLDERS VOTING SECURITIES AND PRINCIPAL HOLDERS:.................13
         ITEM 6  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS........13
         ITEM 7  DESCRIPTION OF SECURITIES........................................15
PART II...........................................................................15
         ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND
         OTHER SHAREHOLDER MATTERS................................................15
         ITEM 2 LEGAL PROCEEDINGS.................................................16
         ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.....................16
         ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES...........................16
         ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................16
PART F/S..........................................................................18
PART III..........................................................................19

FORWARD-LOOKING STATEMENTS

       The following cautionary statement is made for the purpose of taking advantage of any defenses that may exist under the law, including common law. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements that are not statements of historical facts. This document contains forward-looking statements which can be identified by the use of words such as "intend," "anticipate," "believe," "estimate," "project," or "expect" or other similar statements. These forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Brooke Corporation's (the "Company") expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and data available from third parties. However, there can be no assurance that management's expectations, beliefs or projections will occur or be achieved or accomplished. In addition to other factors and matters discussed elsewhere, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements:

              (a) the growth projected by the Company, if achieved, must be efficiently and effectively managed;

              (b) the Company's financial results will depend upon the success of its marketing efforts and its ability to attract and retain key personnel;

              (c) recently enacted federal legislation (Financial Services Modernization Act) may impact the Company's agents in ways that are not anticipated; and

              (d) the Company must use the Internet and other technology to manage projected growth.

       The Company does not undertake to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                     PART I


       The Company has elected to report under Disclosure Alternative 2 under Form 10-SB. The Company is filing this Form 10-SB registration statement on a voluntary basis.


ITEM 1  DESCRIPTION OF BUSINESS
(Form 1-A  Model B  Item 6)

       NATURE OF THE BUSINESS. The Company engages in the business of selling insurance and financial services through independent agents and brokers. Virtually all of the Company's current revenues are derived from the sale of property and casualty insurance policies, although the Company intends to increasingly sell other insurance and financial services, including life and health insurance, credit services, investment services and other related financial services.

       The Company provides third-party administration (processing) to independent insurance agents and bank insurance agents using the "Master Agent" program pioneered by the Company. The basic premise of the Company's Master Agent program is the concept that agents must outsource administrative activities to a Master Agent that can generate sufficient economies of scale to reduce administrative expenses and increase agent productivity. As such, the Company has developed detailed processing standards for third-party processing by a Master Agent. Administrative and processing services provided by the Company to the agents under the Master Agent program include, but are not limited to, accounting, data maintenance and payment services.

       In connection with the Master Agent program, the Company prepares, reconciles and distributes monthly statements to each of its franchise agents. Such monthly statements list all credits and debits and represent a comprehensive reconciliation of Company commissions, receipts from agent's customers, checks issued to an agent's customer and vendors, and pass-through or journal entries for amounts due the Company in its capacity as Master Agent.

       The Master Agent program also promotes agency efficiency through data maintenance services. All customer account documents are provided to the Company for imaging or other electronic storage. Agents are then provided passwords so documents associated with an agency may be viewed by such agency's personnel from any location via the Internet.

       In addition, the Company provides marketing assistance to its network of agents through brand name development. By participating in the Master Agent program, agents gain the power of a common brand name through the Company. The Company believes that associating products and services with a trusted brand name can result in additional sales, much as additional sales can result from a product endorsement. Although a trusted brand name may attract an Internet customer, because of the complexity of many insurance products and financial services, the assistance of a local agent to provide individualized customer support is often required. The Company believes that agents with a trusted brand name, local agency presence and Master Agent support are well-positioned in business-to-business Internet sales of insurance and financial services.

       Another aspect of the Master Agent program that is advantageous to the agents is the Company's purchasing power. By consolidating purchasing activities, the Company believes that a Master Agent is able to negotiate better commissions and has access to more insurance companies.

       The Company also provides loans to independent insurance agents for acquisition of insurance agencies, matches agency buyers with sellers and generally assists agents with increasing agency value and liquidity. The Company believes that independent insurance agents, as small business owners, distribute financial services less expensively because they are more motivated and willing to defer some of their compensation until the agency business is sold. Therefore, as part of the effort to make agents more efficient, the Company attempts to make ownership more attractive by facilitating ownership transfers through development of detailed legal standards, increasing credit availability by developing agency lending standards, and making ownership value easier to measure with standards for appraisals for insurance agencies.


       BUSINESS HISTORY. The Company was incorporated under the laws of the State of Kansas on January 17, 1986, under the name of Brooke Financial Services, Inc. The Company subsequently amended its articles of incorporation, changing its name to Brooke Corporation. The Company is controlled by Brooke Holdings, Inc., which owned 73.66% of the outstanding common stock of the Company as of September 30, 2000.


       In the early years of the Company's operations, the Company sold its services primarily to bank insurance agencies; however, the bank market was limited because only the smallest banks were authorized to sell insurance. Therefore, the Company began focusing on the sale of its services to independent insurance agents.

       Several significant events occurred in 1996 which affected the Company's operations including: the expansion of the Company's processing center into a larger facility in Phillipsburg, Kansas, the adoption of a "franchise" approach to expansion, and the development of a lending program for agency acquisition by franchise agents.


       From 1996 to 1999 the Company spent significant resources researching and developing the processing, legal, lending, and valuation standards described herein, which collectively represent the foundation of the Company's Master Agent program. During this period of time, the Company also rewrote its document management and commissions accounting software to accommodate these standards and began presentation of documents and commissions over the Internet. Since 1999 the Company has maintained a web site at www.brookecorp.com, which provides general information about the Company and hyperlinks to other related web sites. In addition, the Company maintains a web site at www.brookeprocessing.com, which the Company utilizes to provide document and commission information to its agents. The contents of such web sites (including any web site connected by hyperlink) are not incorporated herein by reference.


       In 1998, the Company developed a sales organization which had a full support staff in each state where the Company conducted operations. The result was the creation of a sales and support organization that was expensive and required more management resources than the Company could afford. In 2000, a regional office approach was adopted to consolidate state office facilities and staff.


       In 2000, the Company purchased Interstate Insurance Group, LTD., a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company.



       Also in 2000, pursuant to this registration statement, the Company elected to register its common stock under Section 12(g) of the Securities Exchange Act of 1934. The Company believes that such registration will, among other things, provide a familiar and consistent format for disclosure to the Company's existing and future shareholders; provide a familiar and consistent format for disclosure to the Company's existing and future holders of bonds issued by the Company's finance company subsidiary; and promote shareholder liquidity through facilitating a possible future listing of its securities on a trading or quotation system requiring reporting company status.

       BUSINESS STRATEGY. The Company believes that independent insurance agencies represent an increasingly popular means for distributing certain financial services and that the Company's Master Agent concept will become increasingly important to the future success of independent insurance agents. As such, the Company expects the demand for its processing, marketing and lending services to grow rapidly.

       During 2000 and 2001, the Company does not expect to develop any new products because demand for existing products is anticipated to fully utilize the Company's capacity to manage and staff regional offices. However, the Company does expect to revise or enhance existing products based on agent comments and suggestions. Accordingly, it is expected that a certain amount of additional research and development expense will be incurred during this time period.

       SERVICES AND PRODUCTS. The Company has two product lines, the first of which is the Master Agent program, which was developed exclusively by the Company and to which the Company believes is unique to the industry. The Company's secondary line of products is specialty programs, such as the Company's agency lending program and insurance programs for industry niches.


       Document management and commissions accounting are an agency's primary administrative functions and may be outsourced to the Company's processing center as part of the services offered through the Master Agent program. Documents and accounting information are presented to the agents by the processing center through the processing center's web site at www.brookeprocessing.com (the contents of which are not incorporated by reference). The Master Agent program also provides for development of a national brand name for agents and consolidation of agent's purchasing power with insurance companies and other financial services suppliers.


       The Company's secondary product line is specialty programs, the most successful of which is the lending program, but also includes insurance programs for various industry niches.

       The Company, through its wholly-owned finance subsidiary, Brooke Credit Corporation, originates loans to agents primarily for the purpose of insurance agency acquisition. Such loans are secured by, among other things, insurance agency assets. The Company's lending program features standardized legal documentation and established standards for credit approval and ongoing credit review.

       The origination of agency acquisition loans to agents is expected to increase demand for the Company's Master Agent services. The Company believes that many traditional lenders are reluctant to lend money for acquisition of an insurance agency because the primary collateral for such loans, insurance commissions, could be jeopardized in the event of a borrower default. To protect itself from such a risk, the Company requires all borrowers of the Company's lending program to enroll in the Master Agent program. Under the Master Agent program, the Company is listed as the agent-of-record for policies written by an agent. Thus, in the event that the agent/borrower defaults on its obligations under the agency acquisition loan, the Company continues to collect payments and services the defaulted agent's accounts. This arrangement minimizes the impact of an agent/borrower's default and protects the collateral pledged under the terms of the agency acquisition loan.

       In addition to the Company's lending program, the Company, through its wholly-owned subsidiaries, The American Agency, Inc., The American Heritage, Inc., and Interstate Insurance Group, L.L.C., sells insurance programs and "targeted market" policies through its network of agents and through agents not affiliated with the Company. In connection with such specialty programs, agents offer insurance coverage to targeted classes of business which may not be obtained from standard markets at all or which cannot be obtained from standard markets on a favorable basis. Such target classes of business include limousine companies and meat processors. Although specialty programs may be offered through any duly licensed agent, it is typical for specialty programs to be "cross sold" to agents that purchase the Master Agent services.


       A typical transaction occurs when an insurance policy is sold by one of the Company's agents and the premium is paid by the customer directly to an insurance company. On a periodic (usually monthly) basis, insurance companies pay commissions to the Company for the sale of insurance policies which the Company records as commission income. The Company then pays a share of sales commissions to its agents which is recorded by the Company as commission expense.



       The Company is solely responsible for payment to insurance companies of premiums collected from customers for the sale of insurance policies even if its agents mishandle premium collection. Accordingly, the Company is the recipient and owner of all commissions paid by insurance companies resulting from the sale of insurance policies by the Company's agents. The Company's agents have an exclusive contractual relationship with the Company and generally do not have any contractual relationship with the insurance companies. As such, payment of a share of sales commissions to the agents is an obligation of the Company and is not an obligation of any insurance company. Furthermore, for income tax purposes, the Company is required to record all commissions received from insurance companies as income and correspondingly reports to the appropriate tax authorities all commissions expense paid to agents.



       Commission expenses as a percentage of commission income has increased from 55% in 1998 to 64% in 1999 to 70% in 2000, primarily as a result of the following. First, the Company has gradually increased the share of sales commissions paid to agents during the last several years. It is the Company's plan to pay an increasing share of sales commissions to its agents as the Company grows and marginal expenses decrease from economies of scale. Secondly, the Company's commissions from the sale of policies by The American Agency, Inc. have decreased as a result of the discontinuance of one of The American Agency Inc's specialty insurance programs. The ratio of commission expense to commission income for insurance programs or "targeted market" insurance policies is generally less than from the sale of other insurance policies.



       The typical transaction outlined above provides for the billing and collection of premiums directly by insurance companies because the Company's agents are required to use direct insurance company billing when available. However, in those instances where direct company billing is not available, the Company is responsible to the insurance company for billing and collecting the full premium from customers. The Company then remits to insurance companies the amount of the customer's premiums, net of sales commissions, when the Company is billed by insurance companies. As a result, the Company records an account receivable for the amount owed by the customer to the Company and simultaneously records a payable for the amount owed by the Company to the related insurance company.



       Customer receivables are included in the balance sheet category for accounts and notes receivable. This category also includes receivables from insurance companies for commissions on direct company billed policies, profit sharing commissions and certain notes receivables held by the Company's finance company subsidiary. Customer receivables result when the Company assumes responsibility for the billing and collection of premiums that is typically the responsibility of the insurance companies. To accommodate customers when direct company billing is not available, the Company sometimes permits flexible premium payments by not requiring full premium payment prior to policy delivery. This resembles the premium payment flexibility offered by insurance companies when premiums are direct company billed. Consequences to the Company of providing this flexibility include collection risk and reduced cash balances from payment of premiums to insurance companies prior to premium collection from customers.

       CUSTOMERS. The Company's customers are independent insurance agents and bank insurance agents. The Company currently sells its products and services through over 100 agencies that employ or retain over 350 agents in the States of Colorado, Florida, Kansas, Louisiana, Missouri, Nebraska, Nevada, Oklahoma and Texas.


       It has been the experience of the Company that independent insurance agents are more willing to sell their agency businesses. The Company's agency lending program is a source of credit for prospective purchasers of agency businesses. The relative success of the Company's agency lending program is attributable to the loan collateral enhancements and protections provided by the Company's Master Agent concept. As such, the Company expects that as the demand for agency acquisition loans from independent insurance agents increases, the demand for the Company's Master Agent services will increase as well.

       Although a significant number of the Company's current customers are bank insurance agents, such agents represent a relatively small portion of the Company's overall commissions because they are generally agents from small banks in small communities. With the passage of the Financial Services Modernization Act, larger banks in larger communities are now authorized to sell insurance. The Company anticipates that larger banks will engage in the business of selling insurance, which, in turn, the Company believes will lead to a greater demand for the services offered under the Company's Master Agent program. By outsourcing agency administration to a Master Agent and with the purchasing power provided by a Master Agent, the Company believes that bank insurance agents can immediately take advantage of the expanded insurance powers available under the Financial Services Modernization Act.

       INSURANCE MARKET. Although the Company's revenues are comprised primarily of the sales commission portion of insurance premiums, most industry analysis is based on premiums. Based on typical sales commission rates, the Company has estimated its gross annualized premiums to be $100 million to $110 million.

       According to the Insurance Information Institute, insurance premiums in the United States totaled $636.8 billion in 1998, which was 8.1% more than in 1997. Premiums in the property and casualty sector totaled $281.5 billion and life and health premiums totaled $355.3 billion. World insurance premiums totaled $2.13 trillion in 1997 (latest data available from the Insurance Information Institute).

       The Company's agents sell insurance to both personal and commercial customers; however, as a group, the agents sell more commercial insurance than personal insurance. Independent insurance agents, such as the Company's franchise agents, sold 75.6% of the commercial insurance sold by the Company in 1998. Commercial policy premiums in the United States grew from $132.7 billion in 1997 to $137.6 billion in 1998 (latest data available) according to A.M. Best Company.

       COMPETITION. The Company is unaware of any direct competitors in the United States for the Master Agent services that are offered to independent insurance agents and bank insurance agents. Although the Company is aware of other insurance companies that offer similar services to agents, to the best of the Company's knowledge, such services do not allow agents exclusive agency ownership and/or require that such agents sell exclusively for one insurance company. Also, insurance companies sometimes offer assistance to agents' policyholders that have purchased policies from their specific insurance company. However, there does not appear to be a service, such as the Company's Master Agent program, that attempts to provide a comprehensive solution to the efficiency problems encountered by independent insurance agents and bank insurance agents.

       The Company has more competition for the sale of its specialty programs, especially insurance programs, than it does for the sale of its Master Agent services. Many independent insurance agents and brokers are developing insurance programs for specific market niches. However, those that purchase the Company's Master Agent services are a receptive audience for the Company's specialty programs which the Company believes gives it a significant advantage within its Master Agent organization.

       The competition for agency loans comes primarily from banks and other traditional lenders, many of which are larger and have larger resources than that of the Company. However, the Company is not aware of any lenders that have developed the comprehensive legal and lending standards that are required to protect and preserve the intangible assets that serve as collateral for insurance agency loans originated by the Company. Additionally, as previously noted, the Master Agent program is critical to collateral preservation and the Company believes that the entire package of services offered under the Master Agent program are not currently available from others.


       SALES AND MARKETING. Most of the Company's marketing activities are currently conducted from its Kansas City, Dallas, or Denver area regional offices. The Company opened an additional regional office in Nashville, Tennessee in the fourth quarter of 2000.


       The Company's regional managers market the Master Agent program to independent insurance agents using a description of "franchise agents" because, as a part of the Master Agent program, independent insurance agents use a common trade name and share many other characteristics of a franchise relationship. Accordingly, the Company discloses information relating to the Master Agent program to prospective agents using the Uniform Franchise Offering Circular format.

       The services offered under the Company's Master Agent program are also marketed to bank insurance agents; however, bank insurance agents typically use a trade name associated with the sponsoring bank instead of the common trade name used by franchise agents. Therefore, the term "bank agents" is used to differentiate franchise agents from bank agents. Unlike franchise agents, the services offered under the Master Agent program to bank agents are limited to insurance, as most bank agents also want to sell the banking, investment or lending services of the sponsoring bank.

       Those agents selling the Company's specialty programs are identified as "broker agents." Broker agents provide expertise in a specific industry niche to other agents, typically franchise or bank agents that purchase the Company's Master Agent services. Additional revenues are created when the Company's franchise agents or bank agents purchase expertise from the Company's broker agents. For example, the Company's agency lending program requires enrollment in the Master Agent program and, as a result, is the largest source of Master Agent program sales.

       In the spirit of multilevel sales organizations, the Company encourages its franchise, bank and broker agents to recruit subagents to purchase the services offered under the Master Agent program and specialty programs. Franchise agents can build a sales organization of smaller subagents and, because of growth and size bonuses, receive a larger share of commissions from the Company. Correspondingly, bank agents can use the Master Agent's services to recruit other banks as subagents.


       EMPLOYEES. The Company currently employs a total of approximately 141 employees of which a significant number are part time and temporary employees employed by the processing center. On a full-time equivalency basis (those employees who regularly work 37.5 hours or more per week), the Company employs approximately 70 individuals.



       SUPPLIERS. The Company has agency relationships with a large number of insurance companies. The Company has direct agency relationships with five of the six leading writers of commercial insurance in the United States (based on 1998 premiums). The Company's largest suppliers include Safeco Insurance Company, Allied Insurance Company, Employers Mutual Companies, Columbia Insurance

Company and Allstate Insurance Company. The Company has entered into agency agreements with each of the suppliers listed above, examples of which are attached hereto as Exhibits 6.01 to 6.05.


       REGULATIONS. The Company's insurance activities are generally regulated by the insurance departments of individual states. The Company must maintain valid insurance agency licenses in most of the states in which the Company transacts its insurance and financial services business. Periodically, agency insurance licenses must be renewed by and license fees must be remitted to the individual states.

       The Company's lending programs are targeted to businesses and are generally unregulated. Although the Company does not typically make consumer loans, the Company's finance company subsidiary is licensed as a consumer finance company by the States of Kansas and Nebraska. The Company's franchising activities are also regulated, to a certain extent, by the Federal Trade Commission and state regulators. The Company believes that it is currently in compliance with all state and federal regulations to which it is subject and is unaware of any pending or threatened investigation, action or proceeding by any state or federal regulatory agency involving the Company.

       CORPORATE STRUCTURE. All of the Company's subsidiaries are 100% owned and controlled by the Company. With the notable exception of Brooke Credit Corporation, all of the Company's subsidiaries are held primarily for regulatory licensing and insurance company contracting purposes and for which financial statements are not separately prepared. Brooke Credit Corporation, a Kansas corporation, is a licensed finance company that originates loans primarily to the Company's agents. Separate financial statements are regularly prepared for Brooke Credit Corporation, and Brooke Credit Corporation borrows money in its own right primarily through the issuance of bonds.

       The Company's other subsidiaries include:

       BROOKE LIFE AND HEALTH, INC., is a licensed insurance agency which sells life and health insurance through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

       BROOKE AGENCY, INC., is a licensed insurance agency which sells property and casualty insurance through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

       BROOKE INVESTMENTS, INC., develops investment services for sale through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

       INTERSTATE INSURANCE GROUP, LLC, is a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company. Interstate was acquired by the company at the end of the second quarter of calendar year 2000.

       THE AMERICAN AGENCY, INC., is a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company.


       THE AMERICAN HERITAGE, INC., is a licensed insurance agency which also sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company. For marketing purposes, the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

       For licensing purposes, the Company also controls First Brooke Insurance and Financial Services, Inc., which is a Texas corporation owned by a licensed Texas insurance agent but is controlled by the Company through a contractual arrangement.

       SPECIAL CHARACTERISTICS OF THE COMPANY'S OPERATIONS. The following items represent distinct or special characteristics of the Company's operations which may have a material impact upon the Company's future financial performance:

       MARKET UNCERTAINTIES. One of the primary markets for the Company's services is independent property and casualty insurance agents. The popularity of Internet sales may adversely impact independent property and casualty insurance agents and result in a general decline in the demand for the Company's services. In addition, the recent enactment of the Financial Services Modernization Act allows highly capitalized competitors, such as banks, to offer certain insurance services, where once the extent such entities could engage in insurance related activities was more restricted.

       PRODUCTION UNCERTAINTIES. The processing services provided by the Company are primarily completed at a processing center located in Phillipsburg, Kansas. Although contrary to the Company's expectations, the processing center's management, facilities, and labor force may be insufficient to accommodate the Company's expected growth. Also, although the Company has safeguards for emergencies, it does not have back-up facilities to process information if the processing center in Phillipsburg, Kansas is not functioning. The occurrence of a major catastrophic event or other system failure at the Company's processing center in Phillipsburg, Kansas could interrupt document processing or result in the loss of stored data.

       DEPENDENCE ON INTERNET. The Company relies heavily on the Internet in conducting its operations. A main component of the Master Agent program is providing agency personnel access to agency documents over the Internet. Such service requires efficient operation of Internet connections from agencies and agency personnel to the Company's system. These connections, in turn, depend on efficient operation of Web browsers, Internet service providers and Internet backbone service providers, all of which have experienced periodic operational problems or outages in the past. Any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with the services and products offered by the Company. Moreover, despite the implementation of security measures, the Company's computer system may be vulnerable to computer viruses, program errors, attacks by third parties or similar disruptive problems. Such events could have a material adverse effect on the Company's operations and its ability to meet customer expectations.

       GUARANTEES. The Company has guaranteed the repayment of bonds issued by its finance company subsidiary and, if the finance company incurs significant loan losses or its ability to repay the bonds is otherwise impaired, then the Company's financial condition may be adversely affected. In some instances, the Company's finance company subsidiary has sold loans to investors with full recourse which may cause an adverse financial effect on the Company in the event it is required to repurchase loans of poor quality. In addition, in connection with the Company's activities of matching agency purchasers and sellers, the Company sometimes guarantees payments to agency sellers, which may cause an adverse financial effect on the Company in the event such a purchaser defaults on its obligations to such a seller.

       INSURANCE AGENCY COLLATERAL. The Company makes loans to agents primarily for the purpose of insurance agency acquisition and which are secured by, among other things, insurance agency assets. Insurance agency assets in some cases are intangible, and the value of such assets may rapidly deteriorate if borrowers do not adequately serve their policyholders or if the policies offered are not competitively priced. Reduction in the value of the insurance agency's assets would result in a reduction of the value of the Company's secured interest. This could result in these loans being under secured which could adversely affect the Company in the event of default on such loans.

       VARIABLE INTEREST RATES ON LOANS. The interest rate on most of the Company's existing loans varies annually to an outside index that is not controlled by the Company. Although most of the Company's existing loans have been sold to loan participants, if the Company repurchases these variable rate loans or makes additional variable rate loans and market interest rates decrease, then the Company may collect less interest than it pays on its bonds or other funding sources.


       DEPENDENCE ON SUPPLIERS. The Company is dependent on others, particularly property and casualty insurance companies, to supply the products sold by its agents. A majority of the Company's products are supplied by five property and casualty insurance companies. The Company's contracts with these suppliers can be terminated by the supplier without cause upon advance written notice. The loss of the representation of any one of these companies, for any reason, would adversely affect the financial condition of the Company. While the Company believes it maintains strong relationships with these companies, there can be no assurance that these companies will not impose conditions to the relationship, such as lower commission rates, larger premium volume requirements, or loss ratios that the Company will not be able to satisfy.


       DEPENDENCE ON PROFESSIONAL LIABILITY CARRIER. Without professional liability insurance, it is unlikely that the Company can continue its relationships with insurance companies. Although the Company has an excellent claims history and believes it has a good relationship with its professional liability insurance carrier, termination of the Company's professional liability insurance policy may adversely impact the Company's financial prospects.

       COMPETITION. The Company's agents face significant competition. The popularity of Internet sales and passage of the Financial Services Modernization Act has increased the number of potential competitors. If the Company's prediction that agent distribution will become more widespread is accurate, then the Company will face greater competition for the services it provides to its agents. Many of the Company's potential competitors have greater financial resources and market acceptance than the Company.

ITEM 2  DESCRIPTION OF PROPERTY
(Form 1-A  Model B  Item 7)

       The Company's principal executive offices are located at 10895 Grandview Drive, Building 24, Suite 250, Overland Park, Kansas 66210 and its telephone number is (913) 661-0123. In addition to serving as the executive offices of the Company, this facility also functions as the Company's national sales office and as one of its regional sales offices. The facility consists of over 6,000 square feet of office space, leased for $12,754 per month. The lease expires on December 31, 2003.


       The Company also maintains a processing center and three additional regional offices. The processing center is located in Phillipsburg, Kansas, and consists of 6,000 square feet of office space. With respect to the processing center, the Company has a year to year lease that is renewable at its option, that provides for lease payments of $2,500 per month, subject to annual adjustments. The three additional regional offices are located in Dallas, Texas, Westminster, Colorado and Nashville, Tennessee, which are subject to lease payments of $2,961, $675 and $1,645, respectively, per month. The lease on the Dallas facility expires on April 30, 2003, and the leases on the Westminster and Nashville facilities expire on April 30, 2001. All of the above described leases are with lessors unaffiliated with the Company.

       Management believes that the Company's facilities will be adequate for current and proposed operations. In management's opinion, adequate insurance has been purchased for each of the Company's properties.


ITEM 3  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
(Form I-A  Model B  Item 8)

       The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME                      AGE       POSITION

Robert D. Orr             47        Chairman of the Board of Directors, Chief
                                    Executive Officer and Director
Michael Hess              44        President and Director

Leland G. Orr             38        Treasurer, Chief Financial Officer,
                                    Assistant Secretary and Director


Anita Larson              39        Vice President, Secretary and General
                                    Counsel


         Robert Orr and Leland Orr are brothers.


       Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Directors of the Company serve without cash compensation and without other fixed remuneration. Officers are appointed annually by the Board of Directors and serve until their successors are appointed by the Board of Directors. Remuneration of the officers is set forth under "ITEM 4 REMUNERATION OF DIRECTORS AND OFFICERS" herein. Biographical resume of each director and executive officer are set forth below:



       Robert D. Orr, 47, Director, Chairman of the Board and Chief Executive Officer, is the founder of the Company. From 1992 to 1996, Mr. Orr served as President of Farmers State Bank, Phillipsburg, Kansas. From 1989 to 1991, Mr. Orr served as Chairman of the Board of Brooke State Bank, Jewell, Kansas; and from 1987 to 1989, Mr. Orr served as President of First National Bank, Smith Center, Kansas. Mr. Orr has also been a self-employed insurance agent for American Family Insurance Company. Mr. Orr is an honors graduate of Fort Hays State University with a Bachelor of Arts degree in Political Science. Mr. Orr also completed the Graduate School of Banking program at the University of Colorado. Mr. Orr is the author of a book on independent insurance agents titled "Death of an Insurance Salesman?" which was written and published in 2000. From 1996 through the present, Mr. Orr's business activities have been focused on performing the functions of Chairman of the Board and Chief Executive Officer of the Company.




       Leland G. Orr, 38, Director, Assistant Secretary, Treasurer and Chief Financial Officer, has been an officer and director of the Company since its inception. Mr. Orr is a certified public accountant and, from January 1991 to December 1994, served as President of Brooke State Bank, Jewell, Kansas. From January 1984 to September 1987, Mr. Orr worked for Kennedy, McKee & Company (formerly Fox & Company) (an accounting firm) of Dodge City, Kansas. Mr. Orr is a graduate of Fort Hays State University with a Bachelor of Science Degree in Accounting and is a member of the American Institute of Certified Public Accountants, the Kansas Society of Certified Public Accountants and the Central Kansas Chapter of Certified Public Accountants. From 1995 through the present, Mr. Orr's business activities have included performing the functions of Director, Secretary or Assisitant Secretary, Treasurer and Chief Financial Officer of the Company. In addition, during this time period, Mr. Orr has managed the Company's processing center in Phillipsburg, Kansas.




       Michael Hess, 44, Director and President, was an original investor in the Company. From 1975 to 1989, Mr. Hess was employed by Western Resources (a utility company). In 1989, Mr. Hess began his employment with the Company as Vice President. As a result of his success within the Company and his familiarity with the Company's operations, Mr. Hess was appointed President and National Sales Manager of the Company in 1996. Mr. Hess has also owned several small businesses and currently serves as a director of Patrons Insurance Company and Great Plains Mutual Insurance Company. Since his appointment as President and National Sales Manager in 1996, Mr. Hess' primary business activities have been the strategic development of the Company's relationships with suppliers and growth of the Company's Master Agent program. In 2000, Mr. Hess ceased performing the functions of National Sales Manager in order to focus his activities as President of the Company on developing relationships with national suppliers and the Company's specialty programs.




       Anita Larson, 39, Vice President, General Counsel and Secretary, joined the Company in 1999. Prior to joining the Company, Ms. Larson was employed by The Equitable Life Assurance Society of the United States, New York, New York, where she was Vice President and Counsel from May 1996 to May 1999. From January 1995 to May 1996, Ms. Larson was Chief Administrative Officer of First Security Benefit Life Insurance and Annuity Company of New York. Ms. Larson started her career at Security Benefit Group, Inc. where she was Second Vice President and Counsel. Ms. Larson received a bachelors degree from the University of Kansas and a Juris Doctorate from the University of Kansas School of Law.



ITEM 4  REMUNERATION OF DIRECTORS AND OFFICERS
(Form 1-A  Model B  Item 9)

       The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who were directors or executive officers during the period for the fiscal year ending December 31, 1999.


   NAME AND PRINCIPAL      ANNUAL COMPENSATION         LONG-TERM        ALL OTHER COMPENSATION        AGGREGATE
        POSITION                                     COMPENSATION                                   REMUNERATION
Michael Hess(1)                  $120,628                   0                      0                   $120,628
(President)
Leland G. Orr(1)                  112,333                   0                      0                    112,333
(Secretary, Treasurer)
Anita Larson(2)                    35,227                   0                      0                     35,227
(Vice President)

---------------------------------------------------------
(1) In addition to the compensation set forth above, Leland G. Orr and Michael Hess receive use of a vehicle for personal and commuting use.
(2) Anita Larson's compensation is for the period June 14, 1999 to December 31, 1999 and Ms. Larson receives use of a vehicle for commuting purposes.


       Pursuant to the terms of an at will employment agreement between Ms. Larson and the Company, Ms. Larson has been retained as the manager of Brooke Life and Health, Inc., a wholly-owned subsidiary of the Company. Ms. Larson's annual salary for such employment is $66,000. Ms. Larson is also entitled to quarterly bonuses equal to 5% of the quarterly growth of the Company's life and health insurance programs. In addition, Ms. Larson is eligible for an annual bonus of $30,000, contingent upon the Company's consolidated operating income attaining certain specified goals. The Company anticipates that for the calendar year 2000, in the aggregate Ms. Larson's bonuses will not exceed $15,000. Ms. Larson's employment agreement contains a covenant not to compete. Although the Company believes this covenant to by fully enforceable in accordance with its terms, a court of competent jurisdiction may determine not to enforce the covenant or only partially enforce the covenant.

ITEM 5 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS VOTING SECURITIES AND PRINCIPAL HOLDERS:
(Form 1-A Model B Item 10)

         VOTING SECURITIES.



             NAME AND                                          NUMBER OF            PERCENTAGE
         ADDRESS OF OWNER             TITLE OF CLASS         SHARES OWNED           OF CLASS(1)
Anita Larson(2)
627 Louisiana Street
Lawrence, Kansas 66044                 Common Stock             12,000                 1.73%

Leland G. Orr(2)
501 Berglund Drive
Phillipsburg, Kansas 67661             Common Stock              3,400                 0.49

Michael Hess(2)
516 South Grant
Smith Center, Kansas 66967             Common Stock              2,200                 0.32

All Executive Officers and
Directors As a Group (4 persons)       Common Stock             32,050                 4.63

Brooke Holdings, Inc.(2), (3)
205 F Street
Phillipsburg, Kansas 67661             Common Stock             510,271                73.66


--------------------
(1) Percentage based on 692,768 shares of common stock outstanding.


(2) The person or entity specified above has sole voting power and sole investment power of their respective shares of the Company's common stock.



(3) As of September 30, 2000, Brooke Holdings, Inc., owned 510,271 shares of the Company's common stock which represents 73.66% of the 692,768 shares of common stock outstanding. Robert D. Orr, Leland G. Orr and Michael Hess beneficially own 46.34%, 13.67% and 7.28%, respectively, of the shares of common stock of Brooke Holdings, Inc.


       NON-VOTING SECURITIES. None of the officers or directors own non-voting securities of the Company. The Company is unaware of any shareholder who owns more than 10% of the Company's non-voting securities.

       OPTIONS, WARRANTS, AND RIGHTS. There are no options, warrants or rights outstanding with respect to the securities of the Company.

ITEM 6  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
(Form 1-A  Model B  Item 11)

       Brooke Holdings, Inc., owns 100% of the common stock of GI Agency, Inc. Accordingly, through their ownership interest in Brooke Holdings, Inc., Robert
D. Orr, Leland G. Orr and Michael Hess control 100% of the voting stock of GI Agency, Inc. GI Agency, Inc. owns franchise agencies which purchase Master Agent services and obtain loans from the Company at the same general prices and general terms as provided to other unaffiliated franchise agents. As of September 30, 2000, the total outstanding balance of all loans made to GI Agency, Inc. by the Company's finance subsidiary, Brooke Credit Corporation, was $600,914. Amounts owed to the Company by GI Agency, Inc. are secured by all the shares of the Company's common stock owned by Brooke Holdings, Inc. which currently represents 73.66% of the total shares outstanding. All of the loans made to GI Agency, Inc., have been sold to an unaffiliated lender. Because of the relationships described above, certain conflicts of interest may arise between the Company and its agents in attempting to resolve disputes that occur as a result of such relationships.

       The Company has assigned all of its right, title and interest in agreements to purchase insurance agencies to GI Agency, Inc., without consideration from GI Agency, Inc. In its role of matching agency buyers and sellers, the Company from time to time executes purchase agreements to acquire agency assets and assigns them to prospective or existing franchise agents. In the event that agency assets purchased by the Company are not sold to a prospective or existing franchise agent, the Company may assign it rights and obligations pursuant to such purchase agreement to GI Agency, Inc. Such assignments allow the Company to avoid retail competition with its franchise agents and positions GI Agency, Inc. to operate such agencies until a purchaser can be identified. From January 1, 2000 through September 30, 2000, GI Agency has collected commissions on the assets subject to such assignments in the amount of $300,212.


       The Company shares office facilities with GI Agency, Inc. at its Grand Island, Nebraska office location. Brooke Investments, Inc., a wholly-owned subsidiary of the Company, leases the Grand Island property from an unaffiliated lessor. The Company reimburses Brooke Investments, Inc. for payments made in connection with the lease and GI Agency, Inc. reimburses the Company for its use of the facilities. In 1999, GI Agency, Inc. reimbursed the Company $346,009 for personnel expenses and $10,202 for office facilities expenses. Although expenses are allocated between the Company and GI Agency, Inc., the expense allocation has not been independently evaluated to determine fairness.


       Robert D. Orr, Leland G. Orr and Michael Hess have each guaranteed certain of the Company's obligations to banks. As of September 30, 2000, the amount of such obligations outstanding were $889,039 and are scheduled to mature no later than December 12, 2006. In addition, Robert D. Orr, Leland G. Orr and Michael Hess have, in some cases, each guaranteed amounts due to suppliers under certain agency agreements. The amounts guaranteed under such agency agreements varies depending on the value of premiums to be collected under such agency agreements. The continuance of these guaranties is important to the Company's prospects.

       Brooke Holdings, Inc. borrowed $300,000 from the Company with repayment secured by Brooke Holdings, Inc.'s ownership of 73.66% of the Company's common stock. As of September 30, 2000, the amount outstanding on such loan was $192,189. The loan bears interest at a rate of 11.50% per annum and is scheduled to mature on December 31, 2000.

       Anita Larson is married to John Arensberg, a partner in Arensberg Insurance of Lawrence, Kansas and Overland Park, Kansas. The Company and Arensberg Insurance have entered into a franchise agreement pursuant to which Arensberg Insurance participates in the Company's Master Agent program. In addition, the Company's finance subsidiary, Brooke Credit Corporation, has made three loans to Arensberg Insurance. As of September 30, 2000, the total outstanding balance of such loans was $868,346. Each of the loans bears interest at a rate adjusted annually and equal to 3.5% per annum over the New York prime rate, which as of the last date of determination was 11.5% for each loan. One of the loans is scheduled to mature on October 1, 2008 and the remaining two loans are both scheduled to mature on July 1, 2009. All of the loans made to Arensberg Insurance have been sold to an unaffiliated lender.

       Ms. Anita Larson borrowed $30,000 from Brooke Credit Corporation. The loan bears interest at a rate adjusted annually and equal to 2.5% per annum over the New York prime rate, which as of the last date of determination was 12%. The loan is scheduled to mature on August 1, 2005. The purpose of the loan was to allow Ms. Larson to purchase stock of the Company.


       The Company's employee handbook contains conflicts of interest guidelines which are applicable to Company management and employees. The purpose of the guidelines is to prevent an employee in a position to influence a decision regarding the Company to use such influence for personal gain. Pursuant to the guidelines, an employee in such a position is required to notify an officer of the Company of the existence of such a situation.


ITEM 7  DESCRIPTION OF SECURITIES
(Form 1-A  Model B  Item 12)

       The Company is authorized to issue 1,485,000 shares of common stock, par value $1.00 per share, of which 692,768 shares are issued and outstanding and 11,250 shares are held in the Company's treasury. The Company is also authorized to issue 15,000 shares of convertible preferred stock, par value $75 per share, of which 781.33 shares are issued and outstanding. The shareholders of common stock have no preemptive or other rights to subscribe to additional shares offered by the Company. All outstanding shares are fully paid and non-assessable.

       Each outstanding share of common stock will be entitled to one vote on each matter submitted to a vote of stockholders, including one vote for each directorship to be filled. All voting is on a non-cumulative basis. Accordingly, holders of a majority of the shares of common stock present or represented by proxy at a meeting of stockholders will be able to elect all the Board of Directors and minority shareholders will not be able to elect representatives to the Board. Subject to any preferences granted to holders of outstanding preferred stock, holders of shares of common stock are entitled to receive such dividends as may be legally payable in the discretion of the Board of Directors and to participate pro rata in any distribution of the Company's assets after payment or reservation of funds for payment of its liabilities.

       The holders of the Company's preferred stock are entitled to receive quarterly cumulative dividends at a rate of 9% per annum payable quarterly. Holders of preferred stock, upon liquidation or dissolution of the Company, are entitled to be paid an amount equal to $75 for each share of preferred stock not converted into common stock before any amount may be paid to holders of common stock. The preferred stock, which is non-voting, is convertible into common stock on the basis of 13 shares of common stock for each share of preferred stock so converted. The holders of preferred stock have no right to proceed against the Company for unpaid dividends unless and until the same are declared by the Board of Directors. As of the date of this prospectus, 781.33 shares of convertible preferred stock were outstanding, which are convertible into 10,157.29 shares of common stock.

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


       There is currently no public trading market for the Company's common or preferred stock. The Company's preferred stock is convertible into the Company's common stock at the rate of 13 shares of common stock for each share of preferred stock so converted. The Company's common stock has approximately 170 holders of record. The Company has paid cash dividends on its common stock of $0.24 in each of its last two fiscal years. There can be no assurances given as to the payment of any dividends in the future. To the best knowledge of the Company, as of the date hereof 540,271 shares of the Company's common stock are eligible for transfer pursuant to Rule 144 promulgated by Securities and Exchange Commission under the Securities Act of 1933, as amended.


ITEM 2 LEGAL PROCEEDINGS

       The Company is unaware of any legal proceedings to which the Company is a party or to which its property is subject that will result in a judgment against the Company for an amount in excess of 10% of the current assets of the Company, nor to the best of the Company's knowledge are any material legal or other governmental proceedings contemplated.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

       The Company's principal independent accountants are Summers, Spencer & Cavanaugh, CPAs, Chartered, of Topeka, Kansas. There have been no changes in or disagreements with the Company's accountants during the two most recent fiscal years.

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

       In December 1997, the Company issued 30,000 shares of common stock at a price of $6 per share, in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. The shares were issued to three individuals, each of whom was an officer and/or director of the Company, each of whom was a sophisticated investor able to understand and bear the economic risk of the investment, and each of whom had access to all information about the Company, including the same information as would be included in a registration statement prepared by the Company.


       Additionally, from the period beginning October 1997 and ending December 1999, Brooke Credit Corporation, a Kansas corporation and wholly-owned subsidiary of the Company, issued a total of $1,680,000 in bonds through both public and private offerings of five bond series: Bond Series 1997A, 1997B, 1997C, 1997D and 1998E which raised $165,000, $155,000, $245,000, $595,000 and
$520,000, respectively. The bonds issued to the public were exempt from registration under Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated by the Securities and Exchange Commission, as the securities were sold solely to Kansas residents and the issuer was incorporated in and doing business in the State of Kansas. The remaining bonds were privately offered to institutional investors and were exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The privately placed bonds were issued only to "accredited investors," as such term is defined by Rule 501 of Regulation D, each of whom were or were controlled by persons sophisticated in business and financial affairs and each of whom were capable of bearing the risk of the investment.



       In December 2000, Brooke Credit Corporation filed a registration statement with the Kansas Securities Commission in connection with the offering of Brooke Credit Corporation bonds, Series 2000F. Brooke Credit Corporation is publicly offering a maximum of $5,000,000 in bonds solely to Kansas residents. Pursuant to Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated by the Securities and Exchange Commission, the offered bonds are exempt from registration as they will be offered solely to Kansas residents by an issuer incorporated in and doing business in Kansas. All bonds were issued at par value.

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 17-6305 of the Kansas General Corporation Code provides that a corporation may indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and personally incurred by such person in connection with such action, suit or proceeding, including attorney fees, if such person acted in good faith and in a manner such person personally believed to be in or not opposed to the best interests of the corporation; and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The Company's articles of incorporation allow the Company to indemnify a director, officer, employee or agent of the Company in connection with any proceedings described above, to the fullest extent permitted under Kansas law.

       Kansas law also permits a corporation to advance expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation under Kansas law. The Company's articles of incorporation allow the Company to advance expenses to a director, officer, employee or agent of the Company in connection with such proceedings, to the fullest extent permitted under Kansas law.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S


INDEX OF FINANCIAL STATEMENTS



Independent Accountants' Reporting relating to
Consolidated Financial Statements for Nine Months
Ended September 30, 2000 and 1999......................................................F-1

Consolidated Balance Sheets for Period
Ended September 30, 2000 and 1999......................................................F-2

Consolidated Statements of Income for Nine Months
Ended September 30, 2000 and 1999......................................................F-3

Consolidated Statements of Changes in Stockholders
Equity for Nine Months Ended September 30, 2000 and 1999...............................F-4

Consolidated Statements of Cash Flows
for Nine Months Ended September 30, 2000 and 1999......................................F-5

Notes to Consolidated Financial Statements for
Nine Months Ended September 30, 2000 and 1999..........................................F-6

Independent Auditors' Report relating to
the audited Consolidated Financial Statement
for Years Ended December 31, 1999 and 1998............................................F-19

Consolidated Balance Sheets for Years Ended
December 31, 1999 and 1998............................................................F-20

Consolidated Statements of Income for Years
Ended December 31, 1999 and 1998......................................................F-21

Consolidated Statements of Changes in Stockholders'
Equity for Years Ended December 31, 1999 and 1998.....................................F-22

Consolidated Statements of Cash Flows for Years
Ended December 31, 1999 and 1998......................................................F-23

Notes to Consolidated Financial Statements for
Years Ended December 31, 1999 and 1998................................................F-24

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors
Brooke Corporation:

We have reviewed the accompanying consolidated balance sheets of

                               BROOKE CORPORATION


as of September 30, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the nine month periods then ended. These financial statements are the responsibility of the Company's management.


     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.



Summers, Spencer & Cavanaugh, CPAs, Chartered


November 8, 2000

                               BROOKE CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)


                           SEPTEMBER 30, 2000 AND 1999




                                     ASSETS


                                                               2000              1999
                                                               ----              ----
 CURRENT ASSETS
      Cash                                                   $ 1,146,217    $ 2,447,431
      Accounts and notes receivable, net                       3,170,221      1,866,394
      Note receivable, parent company                            209,816         72,950
      Other receivables                                          320,964        118,183
      Securities                                                   1,198          1,198
      Prepaid expenses                                           190,562         39,223
                                                             -----------    -----------

          TOTAL CURRENT ASSETS                                 5,038,978      4,545,379
                                                             -----------    -----------

 INVESTMENT IN AGENCIES                                          316,520        316,520
                                                             -----------    -----------
 PROPERTY AND EQUIPMENT
      Cost                                                     2,264,952      1,776,253
      Less: Accumulated depreciation                          (1,489,837)      (987,605)
                                                             -----------    -----------
          NET PROPERTY AND EQUIPMENT                             775,115        788,648
                                                             -----------    -----------
 OTHER ASSETS
      Excess of cost over fair value of net assets             1,776,328        644,828
      Less: Accumulated amortization                            (140,894)       (77,902)
      Prepaid commission guarantee                                78,035        117,902
      Covenants not to compete                                    19,600         37,990
      Goodwill                                                     6,009         10,802
      Prepaid finders fee                                         14,974              -
      Deferred tax asset                                         348,700        293,859
                                                             -----------    -----------

          NET OTHER ASSETS                                     2,102,752      1,027,479
                                                             -----------    -----------

TOTAL ASSETS                                                 $ 8,233,365    $ 6,678,026
                                                             ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
      Accounts payable                                       $   199,654    $   788,799
      Premiums payable to insurance companies                  1,396,085      1,147,747
      Current maturities of long-term debt                     2,386,184        429,208
                                                             -----------    -----------

          TOTAL CURRENT LIABILITIES                            3,981,923      2,365,754

 LONG-TERM DEBT                                                3,893,482      3,616,796
                                                             -----------    -----------

 TOTAL LIABILITIES                                             7,875,405      5,982,550
                                                             -----------    -----------
 STOCKHOLDERS' EQUITY
      Common stock, $1 par value, 1,485,000 shares
          authorized, 704,018 shares  outstanding                704,018        704,018
      Preferred stock, $75 par value, 15,000 shares
          authorized, 781 shares outstanding                      58,600         58,600
      Less: Treasury stock, 11,050 shares at cost                (39,500)       (39,500)
      Additional paid-in capital                               1,063,702      1,063,702
      Retained earnings                                       (1,428,860)    (1,091,344)
                                                             -----------    -----------
          TOTAL STOCKHOLDERS' EQUITY                             357,960        695,476
                                                             -----------    -----------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 8,233,365    $ 6,678,026
                                                             ===========    ===========

--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)


                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999



                                               2000            1999
                                               ----            ----
 OPERATING INCOME
     Insurance commissions                  $ 9,551,920    $ 6,566,708
     Interest income                          1,209,639        593,459
     Less: Participating interest expense    (1,090,688)      (507,074)
     Gain (loss) on sale of assets              (58,500)       237,060
                                            -----------    -----------
         TOTAL OPERATING INCOME               9,612,371      6,890,153
                                            -----------    -----------
OPERATING EXPENSES
     Commissions expense                      6,550,720      4,261,010
     Payroll expense                          1,626,622      1,369,706
     Depreciation and amortization              313,642        254,748
     Other operating expenses                 1,068,839        642,852
                                            -----------    -----------

         TOTAL OPERATING EXPENSES             9,559,823      6,528,316
                                            -----------    -----------
INCOME FROM OPERATIONS                           52,548        361,837
                                            -----------    -----------
OTHER EXPENSES
     Interest expense                           267,058        232,341
                                            -----------    -----------
         TOTAL OTHER EXPENSES                   267,058        232,341
                                            -----------    -----------
     NET INCOME (LOSS) BEFORE INCOME TAXES     (214,510)       129,496

         Income tax expense (benefit)           (52,934)        33,753
                                            -----------    -----------
     NET INCOME (LOSS)                      $  (161,576)   $    95,743
                                            ===========    ===========
     NET INCOME (LOSS) PER SHARE:
         Basic and diluted                        (0.23)          0.14


--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)


                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999




                                 COMMON         PREFERRED    TREASURY     ADD'L PAID-    RETAINED
                                  STOCK           STOCK        STOCK      IN CAPITAL     EARNINGS          TOTAL
                               -----------   -----------   -----------    -----------   -----------    -----------
BALANCES, DECEMBER 31, 1998    $   704,018   $    58,600   $   (39,500)   $ 1,063,702   $(1,059,679)   $   727,141

Dividends paid                           -             -             -              -      (127,408)      (127,408)

Net income                               -             -             -              -        95,743         95,743
                               -----------   -----------   -----------    -----------   -----------    -----------

BALANCES, SEPTEMBER 30, 1999   $   704,018   $    58,600   $   (39,500)   $ 1,063,702   $(1,091,344)   $   695,476
                               ===========   ===========   ===========    ===========   ===========    ===========

BALANCES, DECEMBER 31, 1999    $   704,018   $    58,600   $   (39,500)   $ 1,063,702   $(1,138,557)   $   648,263

Dividends paid                           -             -             -              -      (128,727)      (128,727)

Net loss                                 -             -             -              -      (161,576)      (161,576)
                               -----------   -----------   -----------    -----------   -----------    -----------

BALANCES, SEPTEMBER 30, 2000   $   704,018   $    58,600   $   (39,500)   $ 1,063,702   $(1,428,860)   $   357,960
                               ===========   ===========   ===========    ===========   ===========    ===========


--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999



                                                               2000           1999
                                                               ----           ----
 CASH FLOWS FROM OPERATING ACTIVITIES:

      NET INCOME (LOSS)                                     $  (161,576)   $    95,743

 ADJUSTMENTS TO RECONCILE NET INCOME TO
      NET CASH FLOWS FROM OPERATING
     ACTIVITIES:

      Depreciation                                              210,000        175,857
      Amortization                                              103,642         78,891
      (Gain) loss on sale of assets                              58,500       (237,060)
      Deferred income tax expense (benefit)                     (52,934)        33,753

      (INCREASE) DECREASE IN ASSETS:
          Accounts and notes receivables, net                (1,068,388)       582,316
          Prepaid expenses and other assets                    (100,066)        33,300

      INCREASE (DECREASE) IN LIABILITIES:
          Accounts and expenses payable                        (442,262)       167,675
          Other liabilities                                     746,040     (1,247,417)
                                                           ------------   ------------

      NET CASH USED IN OPERATING ACTIVITIES                    (707,044)      (316,942)
                                                           ------------   ------------

 CASH FLOWS FROM INVESTING ACTIVITIES:

      Cash payments for property and equipment                 (402,004)      (122,764)
      Purchase of insurance agency                             (412,885)             -
      Sale of insurance agency inventory                        153,000      1,444,634
                                                           ------------   ------------
      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES      (661,889)     1,321,870
                                                           ------------   ------------
 CASH FLOWS FROM FINANCING ACTIVITIES:

      Advances of long-term debt                              2,141,462         70,693
      Cash proceeds from bond issuance                                -        150,000
      Long-term line of credit advance                          660,000        660,000
      Net short-term  borrowing                                 464,722        (81,675)
      Payments on long-term debt                             (2,653,579)      (639,248)
                                                           ------------   ------------
      NET CASH PROVIDED BY FINANCING ACTIVITIES                 612,605        159,770
                                                           ------------   ------------

 NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          (756,328)     1,164,698

 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD               1,902,545      1,282,733
                                                           ------------   ------------
 CASH AND CASH EQUIVALENTS, END OF PERIOD                   $ 1,146,217    $ 2,447,431
                                                           ============   ============
 SUPPLEMENTAL DISCLOSURES:
      Cash paid for interest                                $ 1,286,313    $   724,846
                                                           ============   ============
      Cash paid for income tax                              $         0    $         0
                                                           ============   ============

--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999



1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


(a) ORGANIZATION


Brooke Corporation was incorporated under the laws of the State of Kansas on January 17, 1986. The Company's registered offices are located in Phillipsburg, Kansas. Brooke Holdings, Inc. owns 73.66% of the Company's common stock. The Company recruits fully vested franchise agents to sell insurance and financial services. The Company also owns and operates insurance agencies all of which are held for sale to franchise agents. Most of the Company's revenues result from the sale of property and casualty insurance, however, the Company also offers life and health insurance services, investment services and credit services.

The Company's subsidiaries are:

      BROOKE CREDIT CORPORATION, a 100% owned subsidiary, is a licensed finance company and licensed insurance agency. Brooke Credit Corporation originates loans to Brooke Corporation's franchise agents, franchise subagents, insurance producers and insurance policyholders.

      BROOKE LIFE AND HEALTH, INC., a 100% owned subsidiary, is a licensed insurance agency which sells life and health insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

      BROOKE AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells property and casualty insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

      BROOKE INVESTMENTS, INC., a 100% owned subsidiary, develops investment services for sale through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

      THE AMERICAN AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

      THE AMERICAN HERITAGE, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation. For marketing purposes the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

      INTERSTATE INSURANCE GROUP, LTD, a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

(b) USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(c)  CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents.



(d)  ALLOWANCE FOR BAD DEBTS


The Company considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible accounts.



(e)  REVENUE RECOGNITION



Commission revenue on insurance premiums is recognized as of the effective date of the insurance policy. In the event of cancellation or reduction in premium, the Company is generally obligated to return a portion of sales commissions to the insurance carriers and commissions revenue is reduced accordingly. Commission refunds are calculated by the insurance carriers and are typically deducted from the total commissions due to the Company from insurance carriers. Insurance premiums due the Company from customers are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.




(f)  PROPERTY AND EQUIPMENT


Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets



(g)  EXCESS COST OF PURCHASED SUBSIDIARY



"Excess of cost over fair value of net assets" represents the amount paid for stock in a subsidiary company which exceeds the Company's initial ownership interest in the subsidiary's net tangible book value. The balance of $1,844,828 is being amortized over a 15 year period using the straight line method. Amortization expense was $52,244 and $32,244 for the nine months ended September 30, 2000 and 1999, respectively. "Goodwill" represents an allocation of agency asset purchase price made by The American Agency, Inc. and Interstate Insurance Group, Ltd. prior to the Company's acquisition of those subsidiaries.



Although an account retention analysis conducted several years ago indicates that the annual rate of account attrition is approximately 5% (20 year amortization period), because a maximum amortization period of 15 years has been established by the Internal Revenue Service for income tax purposes, the Company has adopted an amortization period of 15 years for Excess of cost over fair value of net assets and Goodwill.



--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999




1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)



(h)  INCOME TAXES


Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to net operating loss carryforwards that are available to offset future taxable income. The company files its federal income tax return on a consolidated basis with its subsidiaries.



(i)  INVESTMENT IN AGENCIES



The balances of the "Investment of Agencies" asset category represent the purchase prices paid by the Company for agency assets. The Company's agency assets are available for sale and, as such, the Company estimates the market value of these assets each year based on comparable sales information. If the market value is less than the original purchase price, then the asset balance is reduced to its market value. However, if the market value is more than the original purchase price, then the asset balance is not increased from the original purchase price.




(j)  GAIN OR LOSS ON SALE OF ASSETS



Gains or losses on "Investment in Agencies" represent the difference between the selling price of agency assets sold by the Company and the purchase price paid by the Company for said assets. The total purchase price is allocated at purchase according to comparable sales information compiled by the Company for specific types of agency assets (i.e. personal lines assets, commercial lines assets, life health assets, program assets) in the event that the agency assets purchased by the Company are sold in part.



2.     PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.

--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999



3.     NOTES RECEIVABLE


At September 30, 2000 and 1999 notes receivables consist of the following:




                                                                        2000                     1999
                                                                        ----                     ----
Agency loans                                                     $    17,979,071        $      9,104,056
Less: Agency loan participation                                      (17,687,730)             (8,792,101)
Equipment loans                                                             7,564                  17,962
Less: Equipment loan participation                                        (3,464)                (13,862)
Consumer loans                                                            162,307                 343,498
Less: Consumer loan participation                                       (162,307)               (343,498)
                                                                 -----------------      ------------------

          Total notes receivable, net                                     295,441                 316,055

Customer , sales commission and profit sharing receivable               2,874,780               1,550,339
                                                                 -----------------      ------------------

Total accounts and notes receivable, net                         $       3,170,221      $        1,866,394
                                                                 =================      ==================



Of the agency loans at September 30, 2000 and 1999, $513,556 and $658,869, respectively, are sold with recourse to the buyer for the principal outstanding and interest hereafter accruing from the loan. There is no default by any debtor, and hence, there is no accrued liability at September 30, 2000 and 1999.



Loan participation represents the transfer of note receivables, by sale, to "participating" banks and finance companies. The Company receives consideration from the participating entities. Per SFAS 125 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), these transfers are accounted for as sales. The transferred assets (i.e. notes receivables) are isolated from the Company. The participating companies obtain the right - free of conditions that constrain it from taking advantage of that right - to pledge or exchange the notes receivables. In addition, the transfer agreements do not entitle the Company or obligate the Company to repurchase or redeem the note receivables before their maturity.



Sales commission receivable is the amount of sales commissions earned but not received from insurance carriers as of September 30, 2000 and 1999.



Profit sharing receivable is the amount of contingent commissions earned but not received from insurance carriers as of September 30, 2000 and 1999. In addition to sales commissions, insurance carriers pay the Company contingent commissions which are based on factors such as underwriting profits, persistency, loss ratios, growth and other criteria.



--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999




4.     PROPERTY AND EQUIPMENT



A summary of property and equipment and depreciation is as follows:




                                                    2000                 1999
                                                    ----                 ----
Furniture and fixtures                       $      296,958       $      185,874
Office and computer equipment                     1,435,309            1,149,701
Automobiles                                         532,685              440,678
                                             ---------------      ---------------
                                                  2,264,952            1,776,253

Less:  Accumulated depreciation                   1,489,837              987,605
                                             ---------------      ---------------

Property and equipment, net                  $       775,115      $       788,648
                                             ===============      ===============

Depreciation expense                         $       210,000      $       175,857
                                             ===============      ===============


--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999




5.     BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS




                                                                                              2000               1999
                                                                                              ----               ----
First  National  Bank &  Trust,  Phillipsburg,  KS  line  of  credit,  $660,000 available,  $0 not  utilized.  Due  October  2001.  Interest  rate  is  10.50%.
Collateralized by account receivable.                                                       $ 660,000         $ 660,000

Farmers  State Bank,  Phillipsburg,  KS, due December  2006.  Interest  rate is
10.75%,  payable $15,500 monthly.  Collateralized  by stock,  inventory,  fixed
assets and personal guaranty of certain officers of Brooke Corporation.                       881,318           969,675

State Bank of Colwich,  Colwich, KS, due January 2003. Interest rate is 10.75%,
payable $1,435 monthly. Collateralized by insurance agency assets.                             43,809            56,219

Chrysler  Financial,  Overland  Park,  KS, due February 2000 to November  2002.
Interest  rates  are  7.80%  to  8.50%,  payable  monthly.   Collateralized  by
automobiles.                                                                                  153,853           150,677

Colonial  Pacific,  Portland,  OR, due December 2001.  Interest rate is 14.875%
payable  $2,083  monthly.   Collateralized  by  personal  guaranty  of  certain
officers of Brooke Corporation.                                                                28,190            47,437

Brooke Investments,  Inc.,  Phillipsburg,  KS, due February 2007. Interest rate is  10.00%,  payable  $1,718  monthly.  Note  is sold  to  participating  bank.
Collateralized by certain agency assets acquired by Brooke Investments, Inc.                   97,200           107,528

David  Patterson,  Sr.,  Phoenix,  AZ,  due March  2008.  Interest  rate is 0%, payable $1,112 monthly.  Unsecured deferred compensation  agreement provided by
The American Agency, Inc.                                                                      16,680            30,024

Robert B.  Patterson,  Overland Park,  KS, due February 2001.  Interest rate is
7.75%,   payable   $222,222   principal   plus   accrued   interest   annually.
Collateralized  by 500 shares of American  Agency,  Inc.  common  stock and the
guaranty of certain officers of Brooke Corporation.                                           222,222           444,444

Hartley Agency,  Inc., Baxter Springs,  KS, due June 2001. Interest rate is 0%, entire  balance is due at maturity.  Collateralized  by certain  agency  assets
acquired by Brooke Corporation                                                                201,564           -

Gerald Lanio and William Tyer,  Independence,  MO; due June 2005. Interest rate is 5%, payable $207,877  annually.  Collateralized  by 900 shares of Interstate
Insurance Group, LTD common stock.                                                            900,000           -

Premier  Insurance  Agency,  Poplar Bluff, MO, due July 2005.  Interest rate is
5.00%,  payable  $147,763  annually.  Collateralized  by certain  agency assets
acquired by Brooke Corporation.                                                               639,737           -

Stewart  Insurance,  Monroe,  LA, due August 2001.  Interest rate is 0%, entire balance is due at maturity.  Collateralized  by certain agency assets  acquired
by Brooke Corporation                                                                         252,245           -

APB Insurers,  Crane,  MO, due July 2001.  Interest rate is 0%, entire  balance is due at  maturity.  Collateralized  by  certain  agency  assets  acquired  by
Brooke Corporation.                                                                            77,445           -

--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999




5.     BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS (CONT.)




Roppolo Insurance,  Shreveport,  LA, due July 2001.  Interest rat is 0%, entire balance is due at maturity.  Collateralized  by certain agency assets  acquired
by Brooke Corporation.                                                                     $  115,283        $  -

Mesa Insurance  Agency,  Pueble,  CO, due February  2001.  Interest rate is 0%, entire  balance is due at maturity.  Collateralized  by certain  agency  assets
acquired by Brooke Corporation.                                                               100,000           -

Wayne  White,  Hutchinson,  KS, due April 2002.  Interest  rate is 8%,  payable
105,060  annually.  Collateralized  by certain agency assets acquired by Brooke
Corporation.                                                                                  210,120           -

Bonds payable (See Note 6)                                                                  1,680,000         1,580,000
                                                                                       ---------------   ---------------

Total bank loans, notes payable and other long-term obligations                             6,279,666         4,046,004

Less: Current maturities                                                                    2,386,184           429,208
                                                                                       ---------------   ---------------

Total long-term debt                                                                       $3,893,482        $3,616,796
                                                                                       ===============   ===============



Interest incurred on bank loans, notes payable and other long-term obligations for the nine months ended September 30, 2000 and 1999 is $267,058 and $232,341, respectively.



Bank loans, notes payable, and other long-term obligations mature as follows:




                                               BANK LOANS &             BONDS
                                               NOTES PAYABLE           PAYABLE             TOTAL
                          2001                   $ 1,626,184          $  760,000        $ 2,386,184
                          2002                     1,248,598             675,000          1,923,598
                          2003                       459,186             245,000            704,186
                          2004                       472,187            -                   472,187
                          2005                       504,717            -                   504,717
                       Thereafter                    288,794            -                   288,794
                                             ----------------    ----------------    ---------------

                                                 $ 4,599,666         $ 1,680,000        $ 6,279,666
                                             ================    ================    ===============


--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


6.     LONG-TERM DEBT, BONDS PAYABLE

Brooke Credit Corporation has offered bonds (series 1997A, 1997B and 1997C) for sale to institutional investors in $5,000 denominations. Brooke Credit Corporation has also offered bonds (series 1997D and 1998E) for sale to the public in $5,000 denominations. These bonds are issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. These bonds are not callable by Brooke Credit Corporation and are not redeemable by the bondholder until maturity.

Brooke Credit Corporation covenants to use all bond proceeds for the purposes of funding loans or purchasing receivables. Brooke Credit Corporation has no debt and covenants not to incur obligations superior to its obligations to bondholders. Therefore, the obligation to bondholders is guaranteed by the assets and the equity of Brooke Credit Corporation.


At September 30, 2000 and 1999 the bonds payable consists of:




                                                                        2000                1999
                                                                        ----                ----
                                                                      PRINCIPAL           PRINCIPAL
      BOND SERIES         RATE                MATURITY                  VALUE               VALUE
      -----------         ----                --------                  -----               -----
         1997A          10.000%           January 1, 2001            $  165,000          $ 165,000
         1997B          10.250%           January 1, 2002               155,000             155,000
         1997C          10.500%           January 1, 2003               245,000             145,000
         1997D          10.125%             July 1, 2001                595,000             595,000
         1998E          10.125%           January 1, 2002               520,000             520,000
                                                                  --------------      --------------

         Total                                                       $1,680,000          $1,580,000
                                                                  ==============      ==============



Interest payable is $43,103 and $34,052 at September 30, 2000 and 1999, respectively.


7.     LONG-TERM DEBT, CAPITAL LEASES

The Company leases various equipment which may be purchased for a nominal amount at the expiration of the lease agreements. The Company is required to provide insurance coverage on the equipment as specified by the lessor. Under the criteria established by SFAS 13, these assets have been capitalized in the Company's financial statements. The capital lease obligations have all been paid in full. Property and equipment includes the following amounts reflecting the capitalization of these assets:



                                                                2000                  1999
                                                                ----                  ----
Office and computer equipment                                 $ 415,843            $ 415,843

Less:  Accumulated amortization                                 386,605              319,660
                                                          --------------        -------------

                                                              $  29,238             $ 96,183
                                                          ==============        =============


Capital lease amortization is included in depreciation expense.


--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999



8.     INCOME TAXES

The elements of income tax expense (benefit) are as follows:



                                                2000                  1999
                                                ----                  ----
                 Current                      $      0               $       0
                 Deferred                      (52,934)                 33,753
                                            -------------         -------------

                                              $ (52,934)             $  33,753
                                            =============         =============


The current income tax provisions differ from amounts that would be calculated by applying federal statutory rates to income before income taxes due to net operating loss carryforwards available to offset future taxable income.

Reconciliation of the U.S. federal statutory tax rate to Brooke Corporation's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:



                                                                                      2000               1999
                                                                                      ----               ----
       U.S. federal statutory tax rate                                                30%                30%
       State statutory tax rate                                                        4%                 4%
       Effect of the utilization of net operating loss carryforwards                  (8%)               (5%)
       Miscellaneous                                                                  (1%)               (3%)
                                                                                    ---------          ---------

       Effective tax rate                                                             25%                26%
                                                                                    =========          =========


Reconciliation of deferred tax asset:



                                                                         2000                   1999
                                                                         ----                   ----
           Beginning balance, January 1                                 $295,766              $ 327,612
           Deferred income tax (expense) benefit                          52,934               (33,753)
                                                                    -------------           ------------

           Balances balance, June 30                                    $348,700              $ 293,859
                                                                    =============           ============


Expiration dates of net operating loss carryforwards:



                                         2010                                $811,081

                                         2020                                 214,510
                                                                         ---------------

                                         Total                             $1,025,589
                                                                       ===============


--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


9.     EMPLOYEE BENEFIT PLANS


The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to 15% of their compensation. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for periods ended September 30, 2000 and 1999.


10.    CONCENTRATION OF CREDIT RISK


The Company maintains cash balances at several banks. On September 30, 2000 and 1999 the Company had account balances of $769,807 and $1,879,124, respectively, with one bank which exceeds the $100,000 insurance limit of the Federal Deposit Insurance Corporation.


11.    SEGMENT AND RELATED INFORMATION


The Company's two reportable segments as of and for the six month periods ended September 30, 2000 and 1999 consisted of its insurance agency business and its finance services business. The insurance agency business includes the Company's wholly-owned subsidiaries which are licensed insurance agencies operating in the states of Kansas, Nebraska, Missouri, Colorado, Texas and Oklahoma. The Company sells insurance through its network of exclusive franchise agents, franchise subagents, non-exclusive brokers and insurance producers. The finance services business includes the Company's wholly-owned subsidiary, which is a licensed finance company. The Company originates loans to Brooke Corporation's franchise agents, franchise subagents, insurance producers and insurance policyholders. Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as "other corporate expenses." Management evaluates the performance of its segments and allocates resources to them based on the net income before income taxes. The segments' accounting policies are the same as those described in the summary of significant accounting policies.



The table below reflects summarized financial information concerning the Company's reportable segments for the six month periods ending September 30:




                                                 INSURANCE           FINANCIAL        ELIMINATION OF
                                                   AGENCY             SERVICES         INTERSEGMENT      CONSOLIDATED
                                                  BUSINESS            BUSINESS           ACTIVITY           TOTALS
                                                  --------            --------           --------           ------
  1999

  Insurance commissions                          $ 6,566,708         $        -         $        -      $ 6,566,708

  Interest income                                          -             559,951           (33,508)         593,459

  Interest expense                                   232,341             507,074                 -          739,415

  Commissions expense                              4,261,010                   -                 -        4,261,010

  Depreciation and amortization                      254,748                   -                 -          254,748

  Segment assets                                   5,866,237           1,192,597          (380,808)       6,678,026

  Expenditures for segment assets                    283,623                   -                 -          283,623


--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999



11.    SEGMENT AND RELATED INFORMATION - CONT.



                                                 INSURANCE           FINANCIAL        ELIMINATION OF
                                                   AGENCY             SERVICES         INTERSEGMENT      CONSOLIDATED
                                                  BUSINESS            BUSINESS           ACTIVITY           TOTALS
                                                  --------            --------           --------           ------
  2000

  Insurance commissions                          $ 9,551,920        $       -         $        -        $ 9,551,920

  Interest income                                          -         1,340,943          (131,304)         1,209,639

  Interest expense                                   267,058         1,090,688                 -          1,357,746

  Commissions expense                              6,550,720                 -                 -          6,550,720

  Depreciation and amortization                      313,642                 -                 -            313,642

  Segment assets                                   8,100,805           308,775          (176,215)         8,233,365

  Expenditures for segment assets                    772,322                 -                 -            772,322




                   PROFIT (LOSS)                                       2000               1999
                                                                       ----               ----
                   Total segment profit                               $2,539,451         $1,904,994

                   Unallocated amounts:

                       Gain (loss) on sale of inventory                 (58,500)            237,060

                       Other corporate expenses                        2,695,461          2,012,558
                                                              ------------------- ------------------

                     Income (loss) before income taxes                $(214,510)          $ 129,496
                                                              =================== ==================


--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


                NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


12.    NEW ACCOUNTING STANDARD

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, was issued by the Financial Accounting Standards Board in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. If certain conditions are met, a derivative may be designated specifically as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or unrecognized firm commitment referred to as a fair value hedge, (b) a hedge of the exposure to variability in cash flows of a forecasted transaction (a cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a forecasted transaction. The Company anticipates some of these types of hedges, and will comply with the requirements of SFAS 133 when it is adopted. The Company expects to adopt SFAS 133 beginning January 1, 2001. We have not yet determined the effect of adopting SFAS 133.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), REVENUE RECOGNITION IN FINANCIAL STATEMENTS. SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is required to adopt SAB 101 in the fourth quarter of 2000 (retroactive to January 1, 2000) and is awaiting interpretive guidance, not yet issued by the SEC, to complete its assessment of the impact of SAB 101 may have on the Company's financial statements.


13.    BUSINESS ACQUISITION



The Company acquired 100% of the common stock of Interstate Insurance Group, LTD on June 30, 2000 for a total purchase price of $1,322,885. The base stock purchase price of $1,200,000 was increased in accordance with the purchase agreement by the amount of Interstate's net tangible book value, which was defined as the difference between the book value of all tangible assets and the book value of all liabilities as of April 30, 2000.




         Book Value on April 30, 2000                 $  126,581
         Less: Book Value of Goodwill                      3,696
                                                        --------
         Net Tangible Book Value                         122,885
         Base Price                                    1,200,000
                                                      ----------
         Total Purchase Price                         $1,322,885



As a result of the purchase of Interstate, the Company's Excess of cost over fair value of net assets increased by a net amount at September 30, 2000 of $1,180,000 ($1,200,000 less $20,000 amortization to date).



--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999



13.    BUSINESS ACQUISITION (CONT.)



The following summary consolidated actual and pro forma financial information should be read in conjunction with our consolidated financial statements and their related notes. The consolidated statement of operations data for the years ended December 31, 1999 and 1998 labeled "Actual" are derived from, and are qualified by reference to, the audited financial statements included. The consolidated statement of operations data for the years ended December 31, 1999 and 1998 labeled "Pro Forma" are unaudited and derived from and qualified by reference to the pro forma consolidated statements of operations included. The consolidated balance sheet data at December 31, 1999 and 1998 labeled "Actual" are derived from, and are qualified by reference to, the audited financial statements included. The consolidated balance sheet data at December 31, 1999 and 1998 labeled "Pro Forma" are unaudited and derived from and qualified by reference to the pro forma consolidated balance sheet included.


 CONSOLIDATED STATEMENT OF OPERATIONS DATA:


                                                        YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                                 1999                                 1998
                                                                ----                                 ----
                                                        ACTUAL           PRO FORMA            ACTUAL         PRO FORMA
                                                        ------           ---------            ------         ---------
 OPERATING INCOME                                     $9,444,385         $10,562,961        $7,835,957        $9,132,171
 OPERATING EXPENSES                                    8,999,205          10,114,198         7,057,033         8,180,531
 NET INCOME (LOSS)                                    $   92,758         $    96,341        $  286,470        $  459,186
 NET INCOME (LOSS) PER SHARE:                               0.13                0.14              0.41              0.65

 CONSOLIDATED BALANCE SHEET DATA:


                                                           DECEMBER 31, 1999                    DECEMBER 31, 1998
                                                           -----------------                    -----------------
                                                      ACTUAL           PRO FORMA           ACTUAL           PRO FORMA
                                                      ------           ---------           ------           ---------
 CASH                                                 $1,902,545          $3,155,106        $1,282,733        $2,703,013
 ACCOUNTS AND NOTES RECEIVABLE, NET                    2,268,343           2,459,236         2,407,979         2,461,891
 NET PROPERTY AND EQUIPMENT                              791,181             802,451           680,882           699,498
 EXCESS OF COST OVER FAIR VALUE OF NET ASSETS            644,828             644,828         1,867,240         1,867,240
 ACCOUNTS PAYABLE                                        641,916             795,402           621,124           674,140
 PREMIUMS PAYABLE TO INSURANCE COMPANIES                 650,045           1,869,553         2,395,164         3,752,127
 LONG-TERM DEBT                                        4,332,643           4,332,643         3,430,240         3,430,240
 STOCKHOLDERS' EQUITY                                    648,263             772,365           727,141           847,660


--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Brooke Corporation:

We have audited the accompanying consolidated balance sheets of

                               BROOKE CORPORATION

As of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BROOKE CORPORATION as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


Summers, Spencer & Cavanaugh, CPAs, Chartered
March 2, 2000

                              BROOKE CORPORATION
                          CONSOLIDATED BLANACE SHEETS
                          DECEMBER 31, 1999 AND 1998


                                     ASSETS

                                                               1999              1998
                                                               ----              ----
CURRENT ASSETS
     Cash                                                   $  1,902,545    $  1,282,733
     Accounts and notes receivables                           12,615,302       7,538,244
     Less:  Notes receivables sold                           (10,346,959)     (5,130,265)
     Note receivable, parent company                             236,189         223,582
     Other receivables                                           128,081           8,282
     Securities                                                    1,198           1,198
     Prepaid expenses                                             90,496          72,523
     Deferred tax asset                                          295,766         327,612
                                                            ------------    ------------

         TOTAL CURRENT ASSETS                                  4,922,618       4,323,909
                                                            ------------    ------------

INVESTMENT IN AGENCIES                                           316,520         831,520
                                                            ------------    ------------
PROPERTY AND EQUIPMENT
     Cost                                                      1,862,948       1,492,630
     Less: Accumulated depreciation                           (1,071,767)       (811,748)
                                                            ------------    ------------

         NET PROPERTY AND EQUIPMENT                              791,181         680,882
                                                            ------------    ------------
OTHER ASSETS
     Excess of cost over fair value of net assets                644,828       1,867,240
     Less: Accumulated amortization                              (88,650)        (92,745)
     Prepaid commission guarantee                                107,936         112,800
     Covenants not to compete                                     34,312          52,917
     Goodwill                                                      8,844          12,624
                                                            ------------    ------------

         NET OTHER ASSETS                                        707,270       1,952,836
                                                            ------------    ------------

TOTAL ASSETS                                                $  6,737,589    $  7,789,147
                                                            ============    ============
                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                       $    641,916    $    621,124
     Premiums payable to insurance companies                     650,045       2,395,164
     Current maturities of long-term debt                        464,722         615,478
                                                            ------------    ------------

         TOTAL CURRENT LIABILITIES                             1,756,683       3,631,766
                                                            ------------    ------------

LONG-TERM DEBT                                                 4,332,643       3,430,240
                                                            ------------    ------------
STOCKHOLDERS' EQUITY
     Common stock, $1 par value, 1,485,000  shares
         authorized, 704,018 shares  outstanding                 704,018         704,018
     Preferred stock, $75 par value, 15,000 shares
         authorized, 781 shares outstanding                       58,600          58,600
     Less: Treasury stock, 11,050 shares at cost                 (39,500)        (39,500)
     Additional paid-in-capital                                1,063,702       1,063,702
     Retained earnings                                        (1,138,557)     (1,059,679)
                                                            ------------    ------------

         TOTAL STOCKHOLDERS' EQUITY                              648,263         727,141
                                                            ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $  6,737,589    $  7,789,147
                                                            ============    ============

--------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               BROOKE CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                1999          1998
                                                ----          ----
OPERATING INCOME
     Insurance commissions                  $ 9,056,721    $ 7,437,626
     Interest income                            915,400        441,831
     Less: Participating interest expense      (796,495)      (315,087)
     Gain on sale of inventory                  268,759        271,587
                                            -----------    -----------

         TOTAL OPERATING INCOME               9,444,385      7,835,957
                                            -----------    -----------
OPERATING EXPENSES
     Commissions expense                      5,824,660      4,130,381
     Payroll expense                          1,836,014      1,480,109
     Depreciation and amortization              365,260        370,070
     Other operating expenses                   973,271      1,076,473
                                            -----------    -----------

         TOTAL OPERATING EXPENSES             8,999,205      7,057,033
                                            -----------    -----------
OTHER EXPENSES
     Interest expense                          (320,576)      (344,878)
                                            -----------    -----------

         TOTAL OTHER EXPENSES                  (320,576)      (344,878)
                                            -----------    -----------

     NET INCOME BEFORE INCOME TAXES             124,604        434,046

         Income tax expense                      31,846        147,576
                                            -----------    -----------

     NET INCOME                             $    92,758    $   286,470
                                            ===========    ===========

--------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               BROOKE CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                 COMMON        PREFERRED      TREASURY     ADD'L PAID      RETAINED
                                  STOCK          STOCK          STOCK      IN CAPITAL      EARNINGS         TOTAL
                              -----------    -----------    -----------    -----------   -----------    -----------
BALANCES, DECEMBER 31, 1997   $   704,018    $    58,600    $   (39,500)   $ 1,063,702   $(1,174,513)   $   612,307
(As Restated)
Dividends paid                                                                              (171,636)      (171,636)

Net income                                                                                   286,470        286,470
                              -----------    -----------    -----------    -----------   -----------    -----------

BALANCES, DECEMBER 31, 1998       704,018         58,600        (39,500)     1,063,702    (1,059,679)       727,141
(As Restated)
Dividends paid                                                                              (171,636)      (171,636)

Net income                                                                                    92,758         92,758
                              -----------    -----------    -----------    -----------   -----------    -----------

BALANCES, DECEMBER 31, 1999   $   704,018    $    58,600    $   (39,500)   $ 1,063,702   $(1,138,557)   $   648,263
                              ===========    ===========    ===========    ===========   ===========    ===========


--------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               BROOKE CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                               1999           1998
                                                               ----           ----
 CASH FLOWS FROM OPERATING ACTIVITIES:

     NET INCOME                                            $    92,758    $   286,470

ADJUSTMENTS TO RECONCILE NET INCOME TO
     NET CASH FLOWS FROM OPERATING ACTIVITIES:

     Depreciation                                              260,019        228,044
     Amortization                                              105,241        142,026
     (Gain) on sale of inventory                              (268,759)      (271,587)
     Deferred income tax expense                                31,846        147,576

     (INCREASE) DECREASE IN ASSETS:
         Accounts and notes receivables, net                     7,230     (1,043,093)
         Prepaid expenses and other assets                     (17,973)       (50,983)

     INCREASE (DECREASE) IN LIABILITIES:
         Accounts and expenses payable                          20,792        522,066
         Other liabilities                                  (1,745,119)     1,878,921
                                                           -----------    -----------

     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES    (1,513,965)     1,839,440
                                                           -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchase of property, plant and equipment                (370,318)      (153,873)
     Purchase of insurance agency inventory                   (250,000)    (1,538,691)
     Sale of insurance agency inventory                      1,987,412              0
                                                           -----------    -----------

     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES     1,367,094     (1,692,564)
                                                           -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:

     Advances of long-term debt                                920,464        792,000
     Dividends paid                                           (171,636)      (171,636)
     Cash proceeds from bond issuance                          580,000        350,000
     Long-term line of credit advance                          660,000        660,000
     Net short-term borrowing                                 (150,756)      (128,559)
     Payments on long-term debt                             (1,071,389)      (571,249)
                                                           -----------    -----------

     NET CASH PROVIDED BY FINANCING ACTIVITIES                 766,683        930,556
                                                           -----------    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                      619,812      1,077,432

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 1,282,733        205,301
                                                           -----------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                       1,902,545      1,282,733
                                                           ===========    ===========
SUPPLEMENTAL DISCLOSURES:
     Cash paid for interest                                $ 1,029,061    $   659,965
                                                           ===========    ===========
     Cash paid for income tax                              $         0    $         0
                                                           ===========    ===========


--------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


(a)      ORGANIZATION


Brooke Corporation was incorporated under the laws of the State of Kansas on January 17, 1986. The Company's principal offices are located in Phillipsburg, Kansas. Brooke Holdings, Inc. owns 78.2% of the Company's common stock. The Company recruits fully vested franchise agents to sell insurance and financial services. The Company also owns and operates insurance agencies all of which are held for sale to franchise agents. Most of the Company's revenues result from the sale of property and casualty insurance, however, the Company also offers life and health insurance services, investment services and credit services.

The Company's subsidiaries are:

      BROOKE CREDIT CORPORATION, a 100% owned subsidiary, is a licensed finance company and licensed insurance agency. Brooke Credit Corporation originates loans to Brooke Corporation's franchise agents, franchise subagents, insurance producers and insurance policyholders.

      BROOKE LIFE AND HEALTH, INC., a 100% owned subsidiary, is a licensed insurance agency which sells life and health insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

      BROOKE AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells property and casualty insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

      BROOKE INVESTMENTS, INC., a 100% owned subsidiary, develops investment services for sale through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

      THE AMERICAN AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

      THE AMERICAN HERITAGE, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation. For marketing purposes the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

(b)  USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.


--------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(c)  CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents.

(d) ALLOWANCE FOR BAD DEBTS

The Company considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible accounts.

(e)  REVENUE RECOGNITION

Commission revenue on insurance premiums is recognized on the effective date of the policy. Premiums which are due from insured are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

(f)  PROPERTY, PLANT AND EQUIPMENT

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets

(g) EXCESS COST OF PURCHASED SUBSIDIARY

Included in other assets is unamortized costs of purchased subsidiaries in excess of the fair value of underlying net tangible assets acquired. The balance of $644,828 and $1,867,240 at December 31, 1999 and 1998, respectively, is being amortized over a 15-year period using the straight-line method. Amortization expense was $42,992 and $89,640 for the years ended December 31, 1999 and 1998, respectively.

(h)  INCOME TAXES

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to net operating loss carryforwards that are available to offset future taxable income. The company files its federal income tax return on a consolidated basis with its subsidiaries.



2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.

--------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

3.       NOTES RECEIVABLE

At December 31, 1999 and 1998 notes receivables consist of the following:


                                                              1999                           1998
                                                              ----                           ----
Agency loans                                            $     10,637,185                $    5,170,625
Less: Agency loan participation                             (10,312,874)                   (4,962,900)
Equipment loans                                                   16,791                       176,242
Less: Equipment loan participation                              (12,791)                     (162,917)
Consumer loans                                                    21,295                         4,448
Less: Consumer loan participation                               (21,295)                       (4,448)
                                                        -----------------               ---------------

          Total notes receivable, net                            328,311                       221,050
                                                        -----------------               ---------------

Customer and profit sharing receivable                         1,940,032                     2,186,929
                                                        -----------------               ---------------

Total accounts and notes receivable, net                $       2,268,343               $     2,407,979
                                                        =================               ===============

At December 31, 1999 and 1998 there is $565,766 and $335,019, respectively, of agency loans sold with recourse to the buyer for the principal outstanding and interest hereafter accruing from the loan. There is no default by any debtor, and hence, there is no accrued liability at December 31, 1999 and 1998.

4.     PROPERTY AND EQUIPMENT

A summary of property and equipment and depreciation is as follows:


                                                         1999                      1998
                                                         ----                      ----
Furniture and fixtures                              $      206,147            $      176,239
Office and computer equipment                            1,167,857                   998,002
Automobiles                                                488,944                   318,389
                                                    ---------------           ---------------
                                                         1,862,948                 1,492,630

Less:  Accumulated depreciation                          1,071,767                   811,748
                                                    ---------------           ---------------

Property and equipment, net                         $       791,181           $       680,882
                                                    ===============           ===============

Depreciation expense                                $       260,019           $       228,044

--------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

5.     BANK LOANS, NOTES PAYABLE, AND OTHER LONG - TERM OBLIGATIONS


                                                                                            1999               1998
                                                                                            ----               ----
First  National  Bank &  Trust,  Phillipsburg,  KS  line  of  credit,  $660,000 available,  $0 not  utilized.  Due  January  2001.  Interest  rate  is  10.50%.
Collateralized by accounts receivable.                                                  $     660,000      $    660,000

Farmers  State Bank,  Phillipsburg,  KS, due December  2006.  Interest  rate is
10.75%,  payable $15,500 monthly.  Collateralized  by stock,  inventory,  fixed
assets and personal guaranty of certain officers of Brooke Corporation.                       941,760         1,030,137

Mid  America  Bank,  Esbon,  KS, due  December  2007.  Interest  rate is 9.50%,
payable $290 monthly. Collateralized by an automobile.                                              0            20,903

State Bank of Colwich,  Colwich, KS, due January 2003. Interest rate is 10.75%,
payable $1,435 monthly. Collateralized by insurance agency assets.                             53,226            64,786

Chrysler  Financial,  Overland  Park,  KS, due February 2000 to November  2002.
Interest  rates  are  7.80%  to  8.50%,  payable  monthly.   Collateralized  by
automobiles.                                                                                  169,892            75,654

Colonial  Pacific,  Portland,  OR, due December 2001.  Interest rate is 14.875%
payable  $2,083  monthly.   Collateralized  by  personal  guaranty  of  certain
officers of Brooke Corporation.                                                                42,882            60,121

Brooke Investments,  Inc.,  Phillipsburg,  KS, due February 2007. Interest rate is  10.00%,  payable  $1,718  monthly.  Note  is sold  to  participating  bank.
Collateralized by certain agency assets acquired by Brooke Investment, Inc.                   105,041           114,626

James M. Flynn,  due June 1999.  Interest rate is 0%, payable  $4,700  monthly.
Collateralized by certain agency assets acquired by The American Agency, Inc.                       0            23,500

Sampson Insurance Agency,  Inc., Stanley,  KS, due April 1999. Interest rate is
6.00%. Entire balance due at maturity.  Collateralized by certain agency assets
acquired by The American Agency, Inc.                                                               0            34,750

David  Patterson,  Sr.,  Phoenix,  AZ,  due March  2008.  Interest  rate is 0%, payable $1,112 monthly.  Unsecured deferred compensation  agreement provided by
The American Agency, Inc.                                                                      26,688            40,032

Robert B.  Patterson,  Overland Park,  KS, due February 2001.  Interest rate is
7.75%,   payable   $222,222   principal   plus   accrued   interest   annually.
Collateralized  by 500 shares of American  Agency,  Inc.  common  stock and the
guaranty of certain officers of Brooke Corporation.                                           444,444           666,668

Premier  Insurance  Agency,  Poplar Bluff, MO, due July 2005.  Interest rate is
5.00%,  payable  $147,763  annually.  Collateralized  by certain  agency assets
acquired by Brooke Corporation.                                                               673,432                 0

Howard J.  Handler,  Leawood,  KS, due February  1999.  Interest rate is 7.75%.
Collateralized by 500 shares of American Agency, Inc. common stock.                                 0           125,000
                                                                                        --------------     -------------

Total bank loans and notes payable                                                          3,117,365         2,916,177

--------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

5.       BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS (CONT.)


Bonds payable (See Note 6)                                                   $1,680,000          $ 1,100,000

Obligations under capital leases (See Note 7)                                         0               29,541
                                                                         ---------------      ---------------

Total bank loans, notes payable and other long - term obligations             4,797,365            4,045,718

Less: Current maturities                                                        464,722              615,478
                                                                         ---------------      ---------------

Total long-term debt                                                         $4,332,643           $3,430,240
                                                                         ===============      ===============

Interest incurred on bank loans, notes payable and other long-term obligations for the years ended December 31, 1999 and 1998 is $1,117,071 and $659,965, respectively.

Bank loans, notes payable, and other long-term obligations mature as follows:


                                                  BANK LOANS
                                                    & NOTES              BONDS
                                                    PAYABLE             PAYABLE             TOTAL
                                                                     C>
                          2000                   $   431,027         $         0        $   431,027
                          2001                     1,208,881             760,000          1,968,881
                          2002                       280,168             675,000            955,168
                          2003                       266,113             245,000            511,113
                          2004                       287,578                   0            287,578
                       There After                   643,598                   0            643,598
                                             ----------------    ----------------    ---------------

                                                 $ 3,117,365         $ 1,680,000        $ 4,797,365
                                             ================    ================    ===============

--------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

6.     LONG-TERM DEBT, BONDS PAYABLE

Brooke Credit Corporation has offered bonds (series 1997A, 1997B and 1997C) for sale to institutional investors in $5,000 denominations. Brooke Credit Corporation has also offered bonds (series 1997D and 1998E) for sale to the public in $5,000 denominations. These bonds are issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. These bonds are not callable by Brooke Credit Corporation, and these bonds are not redeemable by the bondholder until maturity.

Brooke Credit Corporation covenants to use all bond proceeds for the purposes of funding loans or purchasing receivables. Brooke Credit Corporation has no debt and covenants not to incur obligations superior to its obligations to bondholders. Therefore, the obligation to bondholders is guaranteed by the assets and the equity of the Brooke Credit Corporation.

At December 31, 1999 and 1998 the bonds payable consists of:


                                                                        1999                     1998
                                                                        -----                    ----
                                                                      PRINCIPAL                PRINCIPAL
                                                                      ---------                ---------
      BOND SERIES        RATE                MATURITY                   VALUE                    VALUE
      -----------        ----                --------                   -----                    -----
         1997A         10.000%           January 1, 2001              $ 165,000               $ 165,000
         1997B         10.250%           January 1, 2002                155,000                 155,000
         1997C         10.500%           January 1, 2003                245,000                 145,000
         1997D         10.125%           January 1, 2001                595,000                 595,000
         1998E         10.125%           January 1, 2002                520,000                  40,000
                                                                  --------------          --------------

         Total                                                       $1,680,000              $1,100,000
                                                                  ==============          ==============

Interest payable is $80,187 and $54,463 at December 31, 1999 and 1998, respectively.

The aggregate annual maturities of long - term bonds payable at December 31, 1999 and 1998 is as follows:


                                   2001                    $      760,000
                                   2002                           675,000
                                   2003                           245,000
                                                           ---------------

                                   Total                   $     1,680,000
                                                           ===============

--------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

7.     LONG-TERM DEBT, CAPITAL LEASES

The Company leases various equipment which may be purchased for a nominal amount at the expiration of the lease agreements. The Company is required to provide insurance coverage on the equipment as specified by the lessor. Under the criteria established by SFAS 13, these assets have been capitalized in the Company's financial statements. Property and equipment includes the following amounts reflecting the capitalization of these assets:


                                                       1999                         1998
                                                       ----                         ----
Office and computer equipment                          $ 415,843                   $ 415,843

Less:  Accumulated depreciation                          336,253                     269,881
                                                   --------------               -------------

                                                       $  79,590                   $ 145,962
                                                   ==============               =============

Capital lease depreciation is included in depreciation expense. The December 31, 1998 balance of future minimum lease payments obligation of $29,541 was paid in 1999.


--------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

8.     INCOME TAXES

The elements of income tax expense are as follows:


                                                    1999                  1998
                                                    ----                  ----
                 Current                           $      0              $       0
                 Deferred                            31,846                147,576
                                                -------------         -------------

                                                   $ 31,846              $ 147,576
                                                =============         =============

The current income tax provisions differ from amounts that would be calculated by applying federal statutory rates to income before income taxes due to net operating loss carryfwards available to offset future taxable income.

Reconciliation of the U.S. federal statutory tax rate to Brooke Corporation's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:


                                                                               1999          1998
                                                                               ----          ----
       U.S. federal tax rate as applied to pretax income                       38%           38%
       Effect of the utilization of net operating loss carryforwards          (12%)          (4%)
                                                                             ---------     ---------

       Effective tax rate                                                      26%           34%
                                                                             =========     =========

Reconciliation of deferred tax asset:


                                                                1999              1998
                                                                ----              ----
           Beginning balance, January 1                        $ 327,612         $ 475,188
           Deferred income tax expense                            31,846           147,576
                                                            -------------      ------------

           Balances balance, December 31                       $ 295,766         $ 327,612
                                                            =============      ============


--------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

9.     EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to 15% of their compensation. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. Employer contributions charged to expense for 1999 and 1998 were $0 and $1,350, respectively.

10.    CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several banks. On December 31, 1999 and 1998 the Company had account balances of $1,231,830 and $1,258,243, respectively, with one bank which exceeds the $100,000 insurance limit of the Federal Deposit Insurance Corporation.

--------------------------------------------------------------------------------
BROOKE CORPORATION

PART III

ITEM 1  INDEX TO EXHIBITS

EXHIBIT NO.       DESCRIPTION


2.01* Articles of Incorporation of Brooke Financial Services, Inc., filed with the Secretary of State for the State of Kansas on January 22, 1986



2.02* Certificate of Amendment to the Articles of Incorporation of Brooke Financial Service, Inc., filed with the Secretary of State for the State of Kansas on June 1, 1987



2.03* Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on May 31, 1989



2.04* Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on November 9, 1992



2.05* Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on February 23, 1993



2.06* Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on February 7, 1994



2.07* Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on February 21, 1995



2.08*  By-laws of Brooke Financial Services, Inc.



2.09* Minutes of special meeting of stockholders of Brooke Financial Services, Inc., dated May 10, 1986, amending the by-laws



2.10* Minutes of special meeting of stockholders of Brooke Financial Services, Inc., dated January 31, 1987, amending the by-laws



2.11* Minutes of special meeting of stockholders of the Company, dated January 26, 1991, amending the by-laws



2.12*  Certificate of Amendment to the By-laws of the Company, dated July 3,
       2000



3.01* Indenture dated as of July 31, 1997 (the "Indenture"), by and between Brooke Credit Corporation and The First National Bank and Trust Company, relating to the issuance of the Brooke Credit Corporation, Series 1997A, Series 1997B and Series 1997C Bonds



3.02* Addendum to the Indenture dated as of November 13, 1997, relating to the issuance of the Brooke Credit Corporation, Series 1997D Bonds



3.03* Addendum to the Indenture dated as of August 28, 1998, relating to the issuance of the Brooke Credit Corporation, Series 1997E Bonds

3.04* Guaranty dated as of December 18, 1997, executed by Brooke Corporation guaranteeing payment of principal and interest on the Brooke Credit Corporation, Series 1997A, Series 1997B, Series 1997C and Series 1997D Bonds


6.01 Representative Agency Agreement between the Company and Safeco Insurance Company


6.02*  Representative Agency Agreement between the Company and Allied Group


6.03 Representative Agency Agreement between the Company and EMC Insurance Companies

6.04 Representative Agency Agreement between the Company and Columbia Insurance Group



6.05* Representative Agency Agreement between the Company and Allstate Insurance Company



6.06* Agreement for Advancement of Loan dated as of September 12, 1997, by and between GI Agency, Inc. and Brooke Credit Corporation



6.07* Agreement for Advancement of Loan dated as of December 1, 1997, by and between GI Agency, Inc. and Brooke Credit Corporation



6.08* Agreement for Advancement of Loan dated as of December 31, 1997, by and between GI Agency, Inc. and Brooke Credit Corporation



6.09* Agreement for Advancement of Loan dated as of September 1, 1998, by and between GI Agency, Inc. and Brooke Credit Corporation



6.10* Guaranty dated as of January 2, 1998, of Robert Orr, Leland Orr and Michael Hess guaranteeing payment of amounts due Brooke Credit Corporation by GI Agency, Inc.



6.11* Hypothecation Agreement dated as of January 2, 1998, executed by Robert Orr pledged certain assets as collateral for amount due Brooke Credit Corporation by GI Agency, Inc.



6.12* Franchise Agreement dated as of September 4, 1997, by and the Company and GI Agency, Inc.



6.13* Assignment of Contract Agreement dated as of June 30, 1999, by and between GI Agency, Inc., and the Company



6.14* Assignment of Contract Agreement dated as of July 15, 1999, by and between GI Agency, Inc., and the Company



6.15* Assignment of Contract Agreement dated as of July 15, 1999, by and between GI Agency, Inc., and the Company



6.16* Assignment of Contract Agreement dated as of September 23, 1999, by and between GI Agency, Inc., and the Company



6.17* Assignment of Contract Agreement dated as of October 1, 1999, by and between GI Agency, Inc., and the Company



6.18* Purchase Agreement dated as of June 13, 2000, by and between Gerald Lanio and William Tyer and the Company

       Tyer and the Company



6.19* Agreement for Sale of Insurance Agency Assets dated as of March 31, 1999, by and among Royal Specialty Underwriting, Inc., The American Agency, Inc., and the Company


6.20 Personal Guaranties dated as of May 15, 2000, of Robert Orr, Leland Orr and Michael Hess guaranteeing payment of amounts due Brooke Credit Corporation by Austin Agency


6.21* Form of Assignment of Stock dated as of May 15, 2000, by and among Bob Austin, Sr., as assignor and Michael Hess, Robert Orr, Leland Orr and Shawn Lowry, as assignee



6.22* Life & Health Manager's Employment Agreement dated as of April 16, 1999, by and between Brooke Corporation and Anita Larson



6.23*  Lease Agreement relating to Phillipsburg, Kansas facility



6.24*  Lease Agreement relating to Overland Park, Kansas facility



6.25*  Promissory Note between Brooke Credit Corporation and Anita Larson


10.1   Consent of Accountants



*  Filed previously

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Brooke Corporation



Date January 16, 2001                        By   /s/ Robert D. Orr
     ----------------------                     --------------------------------
                                                Robert D. Orr, Chief Executive
                                                Officer